Exhibit 99.1

CMGE Reports Third Quarter 2013 Unaudited Financial Results

HONG KONG, November 15, 2013 — China Mobile Games and Entertainment Group Limited (Nasdaq: CMGE) (“CMGE” or the “Company”), a leading mobile game company in China, today reported its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Financial Highlights

•	Revenues were RMB98.1 million (US$16.0 million1), 125.0% and 36.3% increases compared with RMB43.6 million in the third quarter of 2012, and RMB72.0 million in the second quarter of 2013, respectively. The sequential quarterly growth in revenue is largely due to the increased revenue in social games and the expansion of the Company’s third-party game publishing business.

•	Net income was RMB25.6 million (US$4.2 million) for the third quarter of 2013, compared with net income of RMB1.6 million in the third quarter of 2012 and net loss of RMB12.6 million in the second quarter of 2013.

•	Non-GAAP[2] net income, which excludes share-based compensation expenses, was RMB24.9 million (US$4.1 million) in the third quarter of 2013, compared with non-GAAP net income of RMB6.7 million in the third quarter of 2012 and non-GAAP net loss of RMB3.9 million in the second quarter of 2013.

•	Basic and diluted earnings per American Depositary Share[3] (“ADS”) were RMB0.98 (US$0.16), compared with basic and diluted earnings per ADS of RMB0.04 in the third quarter of 2012 and basic and diluted loss per ADS of RMB0.66 in the second quarter of 2013.

Third Quarter Select Operating Data

•	Total paying user accounts for social games were 2.8 million in the third quarter of 2013, compared with 67,995 in the third quarter of 2012 and 1.4 million in the second quarter of 2013. Average revenue per paying user account (“ARPU”) for social games was RMB24.9 in the third quarter of 2013, compared with RMB199.9 in the third quarter of 2012 and RMB20.8 in the second quarter of 2013.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1200 to US$1.00, the effective noon buying rate as of September 30, 2013 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.
[3]	One ADS represents 14 Class A ordinary shares of the Company.

•	Total subscriptions[4] for single-player game bundles were 1.6 million in the third quarter of 2013, compared with 1.2 million in the third quarter of 2012 and 2.0 million in the second quarter of 2013. Average revenue per subscription for single-player game bundles was RMB5.5, compared with RMB4.1 in the third quarter of 2012 and RMB5.2 in the second quarter of 2013.

•	Total paying user accounts[5] for single-player games (excluding single-player game bundles) were 2.6 million in the third quarter of 2013, compared with 9.8 million in the third quarter of 2012 and 3.9 million in the second quarter of 2013. ARPU for single-player games, excluding single-player game bundles, was RMB4.3 in the third quarter of 2013, compared with RMB2.9 in the third quarter of 2012 and RMB3.3 in the second quarter of 2013.

“We started 2013 with three key priorities: First, we wanted to establish a leading position in third party mobile game publishing. Second, we wanted to significantly grow our portfolio of popular self developed social games and third, we wanted to bring the quarterly result to profitability within this year. I am pleased to report that by the end of the first nine months of 2013, we have met all of our objectives,” said Mr. Ken Jian Xiao, Chief Executive Officer of CMGE.

“We reported record quarterly revenue and strong growth on both a sequential and year-over-year basis, demonstrating our success in transitioning to developing and publishing smartphone games. Further evidence of this successful transition is CMGE’s number one position ranking in mobile game publishing in China (based on revenue) in the third quarter of 2013, according to Analysys International, a leading independent research firm on the technology, media and telecom industries in China. This is a significant achievement for our Company given that we started the publishing business approximately 12 months ago.

“Currently, four games in our portfolio are leading revenue generators. Our self-developed social game Joyful Zha Jin Hua, the first social poker game in our Joyful poker game series, reached over RMB10.0 million in revenue during every month of the third quarter, a significant milestone given that the game launched only nine months ago in February. The other three games in our portfolio are third-party games for which we have exclusive licensing agreements, including Monster Island, Wu Xia Q Zhuan and a Ninja-themed card game.

“Our third-party game publishing business has continued to expand significantly and currently represents 32% of games revenue. Since the launch of this business in the fourth quarter of 2012, we have published more than 50 third-party social games, including 23 games for which we have exclusive licensing agreements. Many of the games that we publish are currently ranked in the top 10 in terms of total downloads on major app stores and gaming platforms, such as Qihoo 360, 91.com and Android Market.

[4]	Total subscriptions represent the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.
[5]	Total paying user accounts represents (i) the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts, and (ii) the total number of games downloaded through application stores.

“In addition, we launched our self-developed MMORPG game War Valley in mid-July and it was recognized as the 2013 Golden Plume Award in November, building on the previous awards received this year for War Valley including the Online Game Award for Excellence by the Global Mobile Game Confederation, Top 10 Mobile Game award by the Global Mobile Internet Conference and Best Mobile Game of 2013 by International Golden Finger Tip. We believe these awards demonstrate our expertise in self-developing social games. Many overseas publishers are interested in and we are on track to adapt the game for a few other Asian countries during the fourth quarter of 2013.

“CMGE’s leading position in mobile game publishing is further demonstrated by the strong capabilities established in publishing, operating, sales and technology to support and help further expand our third-party publishing business. For publishing, CMGE runs one of China’s strongest and most extensive mobile distribution channels, and as such — we expect to achieve our yearly target to pre-install our Game Center application or games on more than 60 million smartphones by the end of 2013. In terms of operating games, CMGE has exceptional teams that provide data analysis, product testing as well as around-the-clock customer support service, which enable us to continuously refine the games. To enhance our sales and marketing efforts, we have recruited top talent to promote our products on consumer- and business-oriented platforms innovatively and efficiently. In terms of technology, we have established strong SDK support and operating capabilities, and we are able to quickly connect our games onto many app stores or social networking platforms, as well as many major third-party payment gateways.

“We believe we have just begun to enjoy some of the success of the transition that we initiated in 2012, and are confident that the strategy we have implemented and the investments we have made will deliver the long-term sustainable growth we are seeking,” concluded Mr. Xiao.

Mr. Ken Chang, Chief Financial Officer, added, “I am pleased to report that CMGE achieved record quarterly revenue and strong growth in both financial and operational performance in the third quarter. Our game revenue grew 114.1% year-over-year, with over 90% of revenue generated from smartphone games as compared to approximately 26% in the same period of last year. We believe this demonstrates the success we are making in our transition and investment efforts. Our social games currently represent approximately 78% of total revenue, and paying users increased by over 96.5% sequentially. We expect our pipeline and expanded portfolio of self-developed and third-party social games to accelerate in the near-term, and therefore, remain positive about the outlook for CMGE heading into 2014.”

Third Quarter 2013 Results

Revenues

Total net revenues were RMB98.1 million (US$16.0 million) for the third quarter of 2013, compared with RMB43.6 million in the third quarter of 2012 and RMB72.0 million in the second quarter of 2013.

•	Mobile phone game revenues were RMB89.2 million (US$14.6 million) for the third quarter of 2013, compared with RMB41.6 million in the third quarter of 2012, an increase of 114.4%, and RMB54.3 million in the second quarter of 2013, an increase of 64.3%. The sequential improvement is largely due to the strong growth in social games. The number of paying users for social games increased by 96.5% over the second quarter of 2013, primarily driven by the continued success of Joyful Zha Jin Hua, the increase in the number of paying users for Monster Island, Wu Xia Q Zhuan and the debut of a Ninja themed card game in September.

•	Handset design revenues were RMB8.9 million (US$1.5 million) in the third quarter of 2013, compared with RMB2.0 million in the third quarter of 2012 and RMB17.6 million in the second quarter of 2013. There was quarter-over-quarter decrease in revenue, however there was a sequential increase in gross margin percentage primarily due to a change in product mix, while the year-over-year increase resulted from greater revenue generated by smartphone handset designs.

Cost of Revenues

Cost of revenues was RMB40.9 million (US$6.7 million) for the third quarter of 2013, compared with RMB22.5 million in the third quarter of 2012, or an increase of 81.8%, and RMB39.1 million in the second quarter of 2013, or an increase of 4.6%. The sequential and year-over-year increases were in line with the growth in sales, as gross profit margin improved to 58.3% for the third quarter of 2013, compared with 48.4% in the third quarter of 2012 and 45.7% in the second quarter of 2013.

•	Cost of revenues for games was RMB33.5 million (US$5.5 million) for the third quarter, compared with RMB19.9 million in the third quarter in 2012 and RMB22.3 million in the second quarter of 2013. Cost of revenues for games was 37.6% of games revenue, compared with 47.8% in the third quarter of 2012 and 41.0% in the second quarter of 2013. The year-over-year and sequential decreases in these percentages resulted from growth in the games publishing business, as the amount paid to game developers increased along with the ramp up of the business.

•	Cost of revenues for handset design was RMB7.4 million (US$1.2 million) in the third quarter of 2013, compared with RMB2.6 million in the third quarter of 2012 and RMB16.8 million in the second quarter of 2013. The sequential decrease was in line with the decrease in sales, while the increase over the same period last year was largely due to higher component costs as sales orders for smartphone designs increased compared to the same period last year.

The Company’s overall gross margin was 58.3% for the third quarter of 2013, compared with 48.4% in the third quarter of 2012 and 45.7% in the second quarter of 2013.

•	Gross margin for games was 62.4% in the third quarter of 2013, compared with 52.2% in the third quarter of 2012 and 58.9% in the second quarter of 2013. The sequential and year-over-year increases resulted from the increase in the gross margin for games publishing business.

•	Gross margin for handset design was 16.4% in the third quarter of 2013, compared with (30.0)% in the third quarter of 2012 and 5.1% in the second quarter of 2013. The sequential increase was due to a change in product mix and the year-over-year increase was due to the increase in sales revenues relative to fixed costs.

Operating Expenses

Operating expenses were RMB59.0 million (US$9.6 million) for the third quarter of 2013, compared with RMB40.6 million in the third quarter of 2012 and RMB46.1 million in the second quarter of 2013.

Selling expenses were RMB34.2 million (US$5.6 million) in the third quarter of 2013, compared with RMB4.0 million in the third quarter of 2012 and RMB17.3 million in the second quarter of 2013. Selling expenses increased year-over-year due to the additional selling costs associated with the distribution of games for the games publishing business.

Research and development (“R&D”) expenses were RMB 14.2 million (US$2.3 million) for the third quarter of 2013, compared with RMB 9.3 million in the third quarter of 2012 and RMB 11.4 million in the second quarter of 2013. The sequential and year-over-year increases were due to the larger scale of CMGE’s operations.

R&D expenses as a percentage of net revenue were 14.5% for the third quarter of 2013, compared with 21.3% in the third quarter of 2012 and 15.8% in the second quarter of 2013. The sequential and year-over-year decreases were due to higher revenues and essentially flat R&D expenses.

Share-based compensation expenses totaled RMB(0.7 million) (US$(0.1million)) for the third quarter of 2013, compared with RMB5.1 million in the third quarter of 2012 and RMB 8.6 million in the second quarter of 2013. The sequential and year-over-year decreases were primarily due to a reversal of share-based compensation for the forfeiture of warrants granted to a consultant.

Operating Income (Loss)

As a result of the above factors, the Company recorded operating loss of RMB1.9 million (US$0.3 million) for the third quarter of 2013, compared with operating loss of RMB19.5 million in the third quarter of 2012 and operating loss of RMB13.2 million in the second quarter of 2013.

Contingently Returnable Consideration Assets

Changes in the fair value of contingently returnable consideration assets resulted in a gain of RMB11.2 million (US$1.8 million) during the third quarter of 2013, compared with a gain of RMB20.6 million in the third quarter of 2012 and a loss of RMB0.8 million in the second quarter of 2013. The gain was primarily due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group.

Other income

Other income amounted to RMB14.4 million (US$2.4 million) during the third quarter of 2013, compared with RMB 0.1 million in the third quarter of 2012 and RMB1.1 million for the second quarter of 2013. The increase quarter-over-quarter and year-over-year was due to the reversal of contingent liability for the accrued tax liability of a subsidiary, Shenzhen Douwan Network Technology Co., Ltd.

Income Tax

The Company had an income tax benefit of RMB0.7 million (US$0.1 million) during the third quarter of 2013, compared with an income tax benefit of RMB0.2 million in the third quarter of 2012 and an income tax expense of RMB0.5 million in second quarter of 2013. The sequential and year-over-year increases resulted from an adjustment to the effective tax rate, as CMGE experienced a tax loss for the nine months ended September 30, 2013.

Net Income/(Loss)

Net income was RMB25.6 million (US$4.2 million) for the third quarter of 2013, compared with net income of RMB1.6 million in the third quarter of 2012 and net loss of RMB12.6 million in the second quarter of 2013.

Net income excluding share-based compensation (non-GAAP) was RMB24.9 million (US$4.0 million) in the third quarter of 2013, compared with net income (non-GAAP) of RMB6.7 million in the third quarter of 2012 and net loss (non-GAAP) of RMB3.9 million in the second quarter of 2013.

Basic and Diluted Earnings/(Loss) per ADS

Basic and diluted earnings per ADS were RMB0.98 (US$0.16) during the third quarter of 2013, compared with basic and diluted earnings per ADS of RMB0.04 in the third quarter of 2012 and basic and diluted loss per ADS of RMB0.66 in the second quarter of 2013. Basic and diluted earnings per ADS excluding share-based compensation (non-GAAP) were RMB0.98 (US$0.16) during the third quarter of 2013, compared with basic and diluted earnings per ADS (non-GAAP) of RMB0.25 in the third quarter of 2012 and basic and diluted loss per ADS (non-GAAP) of RMB0.26 in the second quarter of 2013.

Cash and Cash Equivalents

As of September 30, 2013, the Company had cash and cash equivalents of RMB226.3 million (US$37.0 million) and short-term investments were RMB51.8 million (US$8.5 million). Net operating cash outflow for the third quarter of 2013 was of RMB4.8 million (US$0.8 million).

Common Shares

CMGE had 375.2 million common shares outstanding which is equivalent to 26.8 million ADSs, as of September 30, 2013.

Conference Call

CMGE’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Time on November 15, 2013 (9:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free Dial-In	+1 855-500-8701
Hong Kong Dial-In	+852 3051-2745
China Dial-In	400-120-0654
International Dial-In	+65 6723-9385
Conference ID	98089843
Conference Password	CMGE

A telephone replay of the call will be available beginning at 3:00 a.m. Eastern Time on November 16, 2013 through 11:59 p.m. Eastern Time on November 23, 2013. The dial-in details for the replay are:

U.S. Toll Free Dial-In	+1 855-452-5696
International Dial In:	+61 2-8199-0299
Conference ID	98089843

A live webcast of the conference call will be available on the events & presentations page of the investor relations section of CMGE’s website at:http://ir.cmge.com/events.cfm.

About CMGE

CMGE is a leading mobile game company in China. Its fully integrated capabilities span the development, operation and publishing of proprietary and licensed mobile games. The Company’s portfolio consists of 570 games, including 510 single player and 60 social games. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center distribution platform, handset pre-installation, mobile advertisements, telecom operators and major application stores. The Company currently has 610 employees, including 450 R&D staff located in offices and R&D centers in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai, Hangzhou and Hong Kong. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com .

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies as well as our business plans; our future development, results of operations and financial condition; our ability to continue to develop new and attractive products and services; our ability to continue to develop new technologies or upgrade our existing technologies; our ability to attract and retain users and customers and further enhance our brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CMGE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and intangible assets impairment loss. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com

In the U.S.:

The Piacente Group

Investor Relations

Kathy Price

Tel: +1 212-481-2050

E-mail: cmge@tpg-ir.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	As of December 31,	As of September 30,
	2012*	2013	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	128,736	226,275	36,973
Short-term investments	45,000	51,835	8,470
Accounts receivable	41,726	63,976	10,454
Inventories	2,359	3,753	613
Prepayments and other current assets	37,386	79,400	12,974
Deferred tax assets	262	1,081	177

Total current assets	255,469	426,320	69,661

Non-current assets:
Property and equipment, net	4,814	10,257	1,676
Goodwill	564,841	564,841	92,294
Intangible assets, net	42,998	53,962	8,817
Prepayments	28,600	24,400	3,987
Deferred tax assets	129	888	145
Other non-current assets	343	482	79

Total non-current assets	641,725	654,830	106,998

TOTAL ASSETS	897,194	1,081,150	176,659

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,689	26,822	4,383
Accrued expenses and other liabilities	19,597	26,975	4,408
Deferred revenue	1,697	8,469	1,384
Income tax payable	76	2,622	428
Amounts due to related parties	991	1,192	195

Total current liabilities	26,050	66,080	10,798

Non-current liabilities:
Unrecognized tax benefits	21,944	9,379	1,533
Deferred tax liabilities	7,844	5,925	968
Other non-current liabilities	2,150	2,720	444

Total non-current liabilities	31,938	18,024	2,945

Total liabilities	57,988	84,104	13,743

Mezzanine equity
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; 26,485,961 and 26,485,961 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively. Aggregate liquidation preference and redemption amount were RMB75,899 and RMB 77,406 as of September 30, 2013, respectively)	76,858	77,406	12,648
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 113,577,208 and 158,524,810 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	727	1,136	186
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 189,617,092 and 180,821,228 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	1,213	1,157	189
Additional paid-in capital	726,200	888,845	145,236
Retained earnings	34,563	23,419	3,827
Accumulated other comprehensive (loss) income	(420)	1,519	248

Total China Mobile Games and Entertainment Group Limited’s equity	762,283	916,076	149,686
Noncontrolling interests	65	3,564	582

Total shareholders’ equity	762,348	919,640	150,268

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	897,194	1,081,150	176,659

*	Amounts for the year ended December 31, 2012 were derived from December 31, 2012 audited consolidated financial statements.

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CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Games	41,630	54,319	89,163	14,569	151,463	172,501	28,186
Handset design	1,983	17,649	8,893	1,453	7,214	34,070	5,567

Total net revenues	43,613	71,968	98,056	16,022	158,677	206,571	33,753

Cost of revenues
Games	(19,906)	(22,302)	(33,514)	(5,476)	(63,048)	(70,562)	(11,530)
Handset design	(2,579)	(16,757)	(7,431)	(1,214)	(7,803)	(31,393)	(5,130)

Total cost of revenues	(22,485)	(39,059)	(40,945)	(6,690)	(70,851)	(101,955)	(16,660)

Gross profit	21,128	32,909	57,111	9,332	87,826	104,616	17,093
Operating expenses:
Selling expenses	(3,992)	(17,257)	(34,221)	(5,592)	(11,046)	(59,041)	(9,647)
General and administrative expenses	(9,273)	(17,430)	(10,533)	(1,721)	(22,248)	(41,781)	(6,827)
Research and development expenses	(9,270)	(11,394)	(14,213)	(2,322)	(25,231)	(34,382)	(5,618)
Listing expenses	(18,053)	—	—	—	(18,053)	—	—
Impairment of intangible assets	—	—	—	—	—	(2,613)	(427)

Operating (loss) income	(19,460)	(13,172)	(1,856)	(303)	11,248	(33,201)	(5,426)
Interest income	235	782	1,220	199	800	2,407	393
Other income	113	1,069	14,383	2,350	338	15,565	2,543
Changes in fair value of contingently returnable consideration assets	20,550	(777)	11,163	1,824	24,520	7,582	1,239

Income (loss) before income taxes and noncontrolling interest	1,438	(12,098)	24,910	4,070	36,906	(7,647)	(1,251)
Income tax (expenses) benefits	176	(482)	729	119	6,951	(886)	(145)

Net income (loss)	1,614	(12,580)	25,639	4,189	43,857	(8,533)	(1,396)

Accretion of contingently redeemable ordinary shares	(576)	(972)	(929)	(152)	(2,463)	(2,254)	(368)

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CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss) attributable to shareholders	1,038	(13,552)	24,710	4,037	41,394	(10,787)	(1,764)

Net income (loss) attributable to noncontrolling interests	—	639	(215)	(35)	—	357	58
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	1,038	(14,191)	24,925	4,072	41,394	(11,144)	(1,822)

Other comprehensive income:
Foreign currency translation adjustment	23	623	1,428	233	43	1,939	317

Other comprehensive income	23	623	1,428	233	43	1,939	317

Comprehensive income (loss)	1,061	(12,929)	26,138	4,270	41,437	(8,848)	(1,447)

Comprehensive income (loss) attributable to noncontrolling interests	—	15	—	—	—	(52)	(8)

Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	1,061	(12,944)	26,138	4,270	41,437	(8,796)	(1,439)

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	0.0032	(0.05)	0.07	0.01	0.1257	(0.03)	(0.01)
Diluted	0.0030	(0.05)	0.07	0.01	0.1239	(0.03)	(0.01)
Weighted average number of Class A and Class B ordinary shares ordinary shares outstanding in computing:
Basic	302,729,550	303,194,300	324,549,164	324,549,164	302,729,550	310,417,269	310,417,269
Diluted	316,228,294	303,194,300	336,396,460	336,396,460	307,229,131	310,417,269	310,417,269

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CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	(12,405)	(5,799)	(4,840)	(791)	22,243	(7,166)	(1,171)
Net cash used in investing activities	(28,880)	(15,595)	(25,606)	(4,184)	(61,039)	(47,944)	(7,834)
Net cash (used in) provided by financing activities	(2,038)	—	152,376	24,898	7,843	152,416	24,905

Exchange rate effect on cash and cash equivalents	23	(694)	1,039	170	43	233	38
Net decrease in cash and cash equivalents	(43,300)	(22,088)	122,969	20,093	(30,910)	97,539	15,938
Cash and cash equivalents, beginning of the period	199,627	125,394	103,306	16,880	187,237	128,736	21,035

Cash and cash equivalents, end of the period	156,327	103,306	226,275	36,973	156,327	226,275	36,973

4

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”) except for per ADS data)

	For the three months ended September 30, 2012			For the three months ended June 30, 2013			For the three months ended September 30, 2013
	GAAP	Adjustment(a)	Non- GAAP	GAAP	Adjustment(a)	Non- GAAP	GAAP	Adjustment(a)	Non- GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	40,588	(5,054)	35,534	46,081	(8,631)	37,450	58,967	749	59,716
(Loss) income from operations	(19,460)	5,054	(14,406)	(13,172)	8,631	(4,541)	(1,856)	(749)	(2,605)
Operating margin	-44.62%		-33.04%	-18.3%		-6.3%	-1.9%		-2.7%
Net income (loss)	1,614	5,054	6,668	(12,580)	8,631	(3,949)	25,639	(749)	24,890
Net margin	3.70%		15.3%	-17.5%		-5.5%	26.1%		25.4%
Net income (loss) attributable to CMGE	1,038	5,054	6,092	(14,191)	8,631	(5,560)	24,925	(749)	24,176
Net margin attributable to CMGE	2.4%		14.0%	-19.7%		-7.7%	25.4%		24.7%
Diluted earnings (loss) per ADS(b)	0.04		0.25	-0.66		-0.26	0.98		0.98

	For the nine months ended September 30, 2012			For the nine months ended September 30, 2013
	GAAP	Adjustment(a)	Non-GAAP	GAAP	Adjustment(a)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	76,578	(10,144)	66,434	137,817	(13,713)	124,104
Income (loss) from operations	11,248	10,144	21,392	(33,201)	13,713	(19,488)
Operating margin	7.1%		13.5%	-16.07%		-9.43%
Net income (loss)	43,857	10,144	54,001	(8,533)	13,713	5,180
Net margin	27.6%		34.0%	-4.13%		2.51%
Net income (loss) attributable to CMGE	41,394	10,144	51,538	(11,144)	13,713	2,569
Net margin attributable to CMGE	26.1%		32.5%	-5.40%		1.24%
Diluted earnings per ADS(b)	1.73		2.16	-0.42		0.23

(a)	Adjustment to exclude the share-based compensation expense of each period.
(b)	1 ADS = 14 Ordinary Shares.